Filed by VPC Impact Acquisition Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings

Commission File No. 001-39544

Date: October 12, 2021

REVISIONS TO THE DEFINITIVE PROXY STATEMENT

The following disclosures revise certain of the disclosures contained in the definitive proxy statement dated September 17, 2021 (the “Definitive Proxy Statement”) and should be read in conjunction with the disclosures contained in the Definitive Proxy Statement, which should be read in its entirety. To the extent the information set forth herein differs from or updates information contained in the Definitive Proxy Statement, the information set forth herein shall supersede or supplement the information in the Definitive Proxy Statement. All page and paragraph references used herein refer to the Definitive Proxy Statement before any additions or deletions resulting from the revised disclosures, and terms used below, unless otherwise defined, have the meanings set forth in the Definitive Proxy Statement. Underlined text shows text being added to and strikethrough text shows text being removed from a referenced disclosure in the Definitive Proxy Statement.

The section of the Definitive Proxy Statement entitled “Questions and Answers for Shareholders of VIH” is hereby revised as follows:

The fourth question on page 27 of the Definitive Proxy Statement is amended and restated as follows:

Q.	Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A.

VIH will pay the cost of soliciting proxies for the extraordinary general meeting. VIH has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the extraordinary general meeting. VIH has agreed to pay Morrow Sodali LLC a base fee of $25,000, an estimated campaign fee of approximately $25,000, and a success fee of $75,000, plus disbursements. VIH will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of VIH Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of VIH Class A Ordinary Shares

The section of the Definitive Proxy Statement entitled “Extraordinary General Meeting of VIH” is hereby revised as follows:

The second paragraph on page 121 of the Definitive Proxy Statement under the subsection entitled “Proxy Solicitation” is amended and restated as follows:

VIH has engaged Morrow Sodali LLC to assist in the solicitation process and will pay Morrow Sodali LLC a base fee of $25,000, an estimated campaign fee of approximately $25,000, and a success fee of $75,000, plus disbursements.

The section of the Definitive Proxy Statement entitled “The Business Combination Proposal” is hereby revised as follows:

The third paragraph on page 151 of the Definitive Proxy Statement under the subsection entitled “Background of the Business Combination” is amended and restated as follows:

From September 29, 2020 to November 15, 2020, during the search process, VIH reviewed more than 80 acquisition opportunities across the fintech industry. VIH had active discussions with 35 of those potential business targets, entered into nondisclosure agreements with seven potential business targets (including Bakkt), and delivered initial drafts of letters of intent to two of such companies (including Bakkt). With the exception of Bakkt, none of the potential opportunities described above resulted in a signed letter of intent. Once Bakkt emerged as the prominent target business, VIH ultimately determined to not proceed with each of the other potential acquisition opportunities, either because: (a) VIH did not prevail or could not pre-empt a competitive process; (b) VIH could not come to an agreement with the counterparty on the economic terms for a potential transaction; (c) the counterparty was not seeking to pursue a business combination at that time; or (d) VIH concluded that the target business or the terms of a potential business combination would not be suitable for VIH. ~~Confidentiality agreements entered into with Bakkt and the other potential target businesses were individually negotiated on customary terms~~ The terms of the letter of intent entered into with Bakkt have been materially and substantially reflected in the Merger Agreement.

The seventh paragraph on page 151 of the Definitive Proxy Statement under the subsection entitled “Background of the Business Combination” is amended and restated as follows:

Between November 19, 2020, and November 26, 2020, VIH’s management team, in conjunction with Victory Park’s investment team, conducted extensive due diligence on Bakkt, including an in-depth review of the financial statements and financial models prepared by Bakkt’s management and research on the market and competitive companies within fintech and related industry sectors, including Paypal, Square, AfterPay and Shopify, and thereafter prepared an initial valuation of Bakkt considering ~~numerous~~ a number of valuation methodologies, including a net revenue multiple range methodology to determine the enterprise value, which was discounted at a 20% cost of equity capital.

The fifth paragraph on page 152 of the Definitive Proxy Statement under the subsection entitles “Background of the Business Combination” is amended and restated as follows:

On December 9, 2020, VIH’s management team and Victory Park’s senior partners had a meeting in which they extensively discussed Bakkt and the potential transaction, including the appointment of Gordon Watson and David Clifton to the board of directors of Bakkt following the Business Combination given their qualifications and relevant experiences.

The eleventh paragraph on page 152 of the Definitive Proxy Statement under the subsection entitles “Background of the Business Combination” is amended and restated as follows:

On December 10, 2020, members of VIH’s management team had a call with representatives from Citigroup Global Markets Inc. (“Citi”), to discuss the Bakkt opportunity and Citi’s interest in serving as a financial and capital markets advisor and PIPE placement agent for VIH. Around the same time, VIH’s management team also had a call with representatives from Jefferies LLC (“Jefferies”), who acted as VIH’s underwriter in the IPO and served as lead capital markets advisor to VIH, to discuss the Bakkt opportunity and Jefferies’ interest in serving as a financial and capital markets advisor and PIPE placement agent for VIH. Subsequently, on December 16, 2020, VIH executed an engagement letter with Jefferies to serve as co-placement agent with respect to the PIPE Investment and to serve as capital markets and M&A financial advisor. Jefferies is entitled to deferred underwriting compensation as a result of its role in the IPO and to a fixed advisory fee in connection with its role as a financial advisor to VIH in connection with this transaction. Jefferies will also be entitled to a placement agent fee, calculated as a percentage of the gross proceeds of securities sold, in connection with its role as a placement agent in connection with the PIPE Investment. Thereafter, on January 14, 2021, VIH formally executed an engagement letter with Citi to serve as co-placement agent with respect to the PIPE Investment and to serve as capital markets and M&A financial advisor. As a result, Citi will also be entitled to a placement agent fee, calculated as a percentage of the gross proceeds of securities sold, in connection with its role as a financial advisor to VIH in connection with this transaction.

The last paragraph on page 154 of the Definitive Proxy Statement under the subsection entitled “Background of the Business Combination” is amended and restated as follows:

On January 8, 2021, the VIH Board, with representatives of Jefferies and White & Case present, met telephonically to discuss and deliberate on the Business Combination, including a detailed discussion of the process in respect of the PIPE Investment, an overview of the valuation of Bakkt, the legal structure of the transactions contemplated by the Merger Agreement and the other Transaction Documents, the forms of Merger Agreement and other Transaction Documents, the legal due diligence findings of White & Case, and an overview of Bakkt’s business and the investment highlights. The VIH Board, with assistance from VIH’s management and counsel, reviewed the proposed terms of the Merger Agreement and the other Transaction Documents that had been negotiated with Bakkt and its representatives, as well as the valuation methodology and due diligence findings. The VIH Board then discussed other factors, including those described below under the caption “The Business Combination Proposal—VIH’s Board of Directors’ Reasons for the Approval of the Business Combination.” At the end of the meeting, the VIH Board unanimously approved the Merger Agreement and the other Transaction Documents, subject to final negotiations and modifications, and determined to recommend the approval of the Merger Agreement and the other Transaction Documents to its shareholders. Although the VIH Board did not seek a third party valuation, and did not receive a valuation opinion from any third party in connection with the Business Combination, the VIH Board relied on VIH’s management team’s collective experience in public market transactions in constructing and evaluating financial models and projections and conducting valuations of businesses as assisted by its financial advisors. VIH’s management also considered a comparable company analysis to assess the potential value that the public markets would likely ascribe to Bakkt, and this analysis was provided to the VIH Board. The comparable companies were considered, in certain respects, to be similar to Bakkt’s business due to one or more similar operating and financial characteristics, and included a number of fintech providers. The VIH Board considered the analysis prepared by management, including the comparative company analysis.

Additional Information and Where to Find It.

In connection with the business combination, VPC Impact Acquisition Holdings (“VIH” or the “Company”) filed a registration statement on Form S-4 that included a proxy statement/prospectus of the Company. On September 17, 2021, the registration statement was declared effective by the U.S. Securities and Exchange Commission (“SEC”). This document is not a substitute for the definitive proxy statement/prospectus, that was distributed to holders of the Company’s ordinary shares in connection with its solicitation of proxies for the vote by the Company’s shareholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the domestication. This document does not contain all the information that should be considered concerning the business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The Company’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the business combination, as these materials contain important information about Bakkt Holdings, LLC (“Bakkt), the Company and the business combination.

INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BAKKT, THE COMPANY, THE BUSINESS COMBINATION AND RELATED MATTERS.

The definitive proxy statement/prospectus and other relevant materials for the business combination have been mailed to the shareholders of record of the Company as of September 14, 2021 for voting on the business combination. VIH shareholders may also obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from VIH upon written request to VIH by emailing vihinfo@victoryparkcapital.com or by directing a request to VIH’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

No Offer or Solicitation.

This material is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation.

This material is not a solicitation of a proxy from any investor or securityholder. However, VIH, Bakkt, Intercontinental Exchange Holdings, Inc. (“ICE”) and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the business combination under the rules of the SEC. Information regarding VIH directors and executive officers may be found in its registration statement on Form S-1 relating to VIH’s initial public offering, including amendments thereto, and other reports which are filed with the SEC. Additional information regarding the participants is also included in the registration statement on Form S-4 and the definitive proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements.

This material contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Bakkt’s industry and market sizes, future opportunities for VIH, Bakkt and the combined company, VIH’s and Bakkt’s estimated future results and the business combination, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the business combination. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VIH’s reports filed with the SEC and those identified elsewhere in this material, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (ii) the inability to complete the business combination due to the failure to obtain approval of VIH’s shareholders or Bakkt’s members, the failure to achieve the minimum amount of cash available following any redemptions by VIH’s shareholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the business combination; (iii) costs related to the business combination; (iv) a delay or failure to realize the expected benefits from the business combination; (v) risks related to disruption of management time from ongoing business operations due to the business combination; (vi) the impact of the ongoing COVID-19 pandemic; (vii) changes in the markets in which Bakkt competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (viii) changes in the markets that Bakkt targets; (ix) risk that Bakkt may not be able to execute its growth strategies, including identifying and executing acquisitions; (x) risks relating to data security; and (xi) risk that Bakkt may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VIH’s final prospectus dated September 22, 2020 relating to its initial public offering, the registration statement on Form S-4 and the definitive proxy statement/prospectus discussed above and other documents filed by VIH from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about VIH and Bakkt or the date of such information in the case of information from persons other than VIH or Bakkt, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Bakkt’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.